Exhibit 3.1

ERYTECH PHARMA

Corporation with a board of directors and a capital of 688,929.10 Euros

Head office: 60 avenue Rockefeller (69008) LYON

479 560 013 Lyon Trade and Companies Register

BYLAWS

Updated by a Board of Directors’ decision of June 23, 2015

True copy certified by the Chairman and Chief Executed Officer of the Board of Directors

Gil BEYEN

SECTION I

FORM - NAME - CORPORATE PURPOSE

HEAD OFFICE - DURATION

ARTICLE 1.	FORM

The Company was established in the form of a French simplified limited company, by way of a private deed in Lyon on October 26, 2004.

The company was transformed into a corporation by decision of the Extraordinary General Meeting of September 29, 2005.

It exists and is shared between the owners of shares created after this date and all future shareholders, and is governed by laws and regulations in force, as well as by this bylaws.

ARTICLE 2.	NAME

The Company’s name is:

ERYTECH PHARMA

In all deeds and documents created by the Company and intended for third parties, its name shall be immediately preceded or followed by the words “Société Anonyme” or the abbreviation “SA” and a declaration of its share capital, head office, and registration number in the trade and companies register.

ARTICLE 3.	CORPORATE PURPOSE

The Company has the purpose, in France and in any country, of:

•	The research, manufacture, import, distribution and marketing of experimental drugs, drugs, devices, and medical equipment;

•	the provision of all advisory services associated therewith;

and generally, all financial, commercial, industrial, civil, property, movable or immovable, such as may directly or indirectly relate to one of the purposes specified or such as may facilitate their fulfillment.

The Company may act directly or indirectly and perform all these operations in any country, on its own behalf and on behalf of third parties, either alone or with third parties in a joint venture, association, group, or company, through the creation of new companies, contributions, partnerships, or by subscribing for or purchasing securities or corporate rights or through mergers, combinations, undeclared partnerships, or by obtaining the use of any assets, rights or other items under a lease or lease management agreement or by way of transfer in lieu of payment (dation en paiement).

ARTICLE 4.	HEAD OFFICE - BRANCHES

The Company’s head office is located at: 60, avenue Rockefeller (69008) LYON.

It may be transferred to any location within the same French department (départment) or to a French neighboring department (département) by way of a simple decision of the Board of Directors, subject to the ratification of this decision by the next Ordinary General Meeting of shareholders, and to any other location by virtue of a decision by an Extraordinary General Meeting of shareholders, subject to legal provisions in force.

In the event of a transfer decided on by the Board of Directors in accordance with the law, the Board of Directors is authorized to modify the bylaws accordingly.

ARTICLE 5.	DURATION - FINANCIAL YEAR

The duration of the Company is set at 99 years from the date of its registration in the Trade and Companies Register, except in the event of extension or early dissolution.

The financial year begins on January 1 and ends on December 31.

SECTION II

CAPITAL - SHARES

ARTICLE 6.	ESTABLISHMENT OF THE CAPITAL

All the original shares constituting the initial capital represent cash contributions and have been fully paid up, as showing on the certificate issued by the Banque Populaire Loire et Lyonnais – Agence Lyon Monplaisir, custodian of the funds.

The total amount paid by the shareholders, i.e., thirty-nine thousand, two hundred and sixteen (39,216) Euros, has been deposited into an account in the Company’s name at this bank.

In accordance with a resolution by the Combined General Meeting of December 31, 2004, the share capital was increased to 41,770 Euros through the creation and issue of 2,554 new shares paid up in cash, for a nominal amount of 1 Euro each, fully paid up upon subscription.

In accordance with a resolution by the Extraordinary General Meeting of September 29, 2005, the share capital was increased to 51,020 Euros through the creation and issue (i) of 6,266 new shares pursuant to share subscription warrants with a nominal value of 1 Euro each, each of which were fully paid up upon subscription, and (ii) 2,984 new shares paid up in cash, for a nominal value of 1 Euro each, fully paid up upon subscription.

In accordance with an Executive Board decision of October 3, 2006, the Company’s share capital was increased by 13,127 Euros through the issue of 13,127 class “P” shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with an Executive Board decision of December 21, 2006, the Company’s share capital was increased by 17,353 Euros through the issue of 17,353 class “O” shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with a resolution by the Combined General Meeting of December 22, 2006, the Company’s share capital was increased by 54,333 Euros, through the issue of 54,333 class “A” shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with an Executive Board decision of January 23, 2008, the Company’s share capital was increased by an amount of 54,333 Euros, through the creation of 54,333 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with an Executive Board decision of January 15, 2009, the Company’s share capital was increased by an amount of 54,333 Euros, through the creation of 54,333 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with an Executive Board decision of July 16, 2010, the Company’s share capital was increased by an amount of 63,283 Euros, through the creation of 63,283 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with an Executive Board decision of July 29, 2010, the Company’s share capital was increased by an amount of 7,573 Euros, through the creation of 7,573 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.

In accordance with a resolution by the Combined General Meeting of April 2, 2013, all the share classes were canceled and the existing preferential shares were all converted into ordinary shares. As such, the Company’s shares are all ordinary shares.

In this same meeting, the nominal value of the Company’s shares was divided by 10.

In accordance with Executive Board decisions of April 30, 2013 recognizing the listing of the Company’s shares on Euronext Paris, the convertible bonds issued by the Company were converted into new shares. The Company’s share capital was increased by an amount of 86,206.80 Euros, from 315,355 Euros to 401,561.80 Euros through the issue of 862,068 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of April 2, 2013 granting delegations of power to the Executive Board, and in accordance with Executive Board decisions of April 4, 2013, April 12, 2013, and April 30, 2013 making use of these delegations, the share capital was increased by an amount of 152,433.40 Euros, from 401,561.80 Euros to 553,995.20 Euros, through the issue of 1,524,334 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with Board of Directors’ decisions of July 18, 2013 making use of these delegations, the share capital was increased by an amount of 816 Euros, from 553,995.20 Euros to 554,811.20 Euros, through the issue of 8,160 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with Board of Directors’ decisions of December 3, 2013 making use of these delegations, the share capital was increased by an amount of 1,084 Euros, from 554,811.20 Euros to 555,895.20 Euros, through the issue of 10,840 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with Board of Directors’ decisions of May 5, 2014 making use of these delegations, the share capital was increased by an amount of 762 Euros, from 555,895.20 Euros to 556,657.20 Euros, through the issue of 7,620 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of May 21, 2012 and the Combined General Meeting of June 17, 2014 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the Board of Directors’ decisions of December 4, 2014 making use of these delegations, the share capital was increased by an amount of 131,618.90 Euros, from 556,657.20 Euros to 688,276.10 Euros, through the issue of 1,316,189 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the Board of Directors’ decisions of June 23, 2015 making use of these delegations, the share capital was increased by an amount of 653 Euros, from 688,276.10 Euros to 688,929.10 Euros, through the issue of 6,530 shares with a nominal value of 0.10 Euro.

ARTICLE 7.	SHARE CAPITAL

The share capital is set at an amount of six hundred and eighty-eight thousand, nine hundred and twenty nine Euros and ten cents (€688,929.10).

It is divided into six million, eight hundred and eighty-nine thousand, two hundred and ninety-one (6,889,291) shares with a nominal value of ten Eurocents (€0.10) each, all in the same category and fully paid up.

ARTICLE 8.	IDENTIFICATION OF SHAREHOLDERS

The Company remains informed on the composition of its shareholding structure in accordance with the conditions established by law. To this end, it may make use of established legal provisions on the identification of bearers of securities such as grant an immediate or future voting right in general shareholders’ meetings.

ARTICLE 9.	CROSSING OF THRESHOLDS

Any shareholder who acquires or sells, directly or indirectly, alone or in conjunction with others, a number of shares or similar securities representing a portion of the capital or voting rights established by law must inform the Company of this, in accordance with the conditions established by the law and regulations.

A shareholder or shareholders who have not respected these provisions shall be deprived of the voting rights attached to the shares exceeding the portion that should have been declared. The loss of voting rights shall apply to all shareholders’ meetings held up to the expiry of a two-year period following the date on which the declaration was regularized.

ARTICLE 10.	INCREASES IN SHARE CAPITAL

The share capital shall be increased by any means and according to any methods established by law. The Extraordinary General Meeting, acting on a report by the Board of Directors, is the sole entity with authority to decide on a capital increase. It may delegate such authority or powers to the Board of Directors.

The shareholders have, proportionately to the amount of their shares, a preferential right to the subscription of shares issued by way of a cash contribution to perform a capital increase, a right that they may waive individually. The Extraordinary General Meeting may decide to withdraw this preferential subscription right under legally established conditions.

The right to the assignment of new shares to shareholders, following an incorporation of reserves, income, or issue premiums into the capital, belongs to the bare owner, without prejudice to the rights of the beneficial owner.

ARTICLE 11.	PAYMENT OF SHARES

All the original shares constituting the initial capital and representing cash contributions must be paid up in the amount of at least half their nominal value at the time of their subscription.

Shares subscribed during a cash-based capital increase must be paid up in the amount of at least one quarter of their nominal value at the time of their subscription and, where applicable, the entirety of the issue premium.

Payment of the remainder must take place on one or more occasions on the decision of the Board of Directors within a period of five years, i.e., this period starting on the day of registration in the Trade and Companies Register or, for a capital increase, on the day on which the capital increase became final.

Calls for funds shall be brought to the knowledge of subscribers by registered letter with confirmation of receipt sent at least fifteen days prior to the date established for each payment. Payments shall be made either at the head office or at any other location indicated for this purpose.

Any delays in the payment of sums owing on the share amount not paid up shall result, automatically and without the need to proceed with any formalities whatsoever, in the payment of interest at the legal rate, starting on the due date, without prejudice to any personal action that the Company may exercise against the defaulting shareholder and the enforcement measures established by law.

ARTICLE 12.	REDUCTION - AMORTIZATION OF THE SHARE CAPITAL

A reduction of the capital may be authorized or decided on in an Extraordinary General Meeting, which may delegate to the Board of Directors all powers to perform such reduction. In no case shall this harm the equal treatment of the shareholders.

A reduction in share capital for an amount below the legal minimum can only be decided pursuant to the condition precedent of a capital increase intended to return the share capital to an amount at least equal to this minimum amount, except where the Company is transformed into another form of company.

In the event of non-compliance with these provisions, any interested parties may seek dissolution of the Company through the courts.

Nevertheless, the court cannot order its dissolution where, on the date on which it rules based on grounds, the situation has been regularized.

The capital may be redeemed in conformity with legal provisions. Redemption of the capital may be decided in an extraordinary general meeting of shareholders and must be performed using sums distributable in accordance with article L. 232-11 of the Commercial Code, by way of an equal reimbursement on each share of the same class. It shall not result in a reduction of the capital. Shares fully or partially redeemed shall lose the right to reimbursement of their nominal value, up to the amount of this redemption. They shall retain all their other rights.

ARTICLE 13.	SHARE TYPES

The shares are in registered form, until their full payment. When they are fully paid up, they may be in registered form or bearer, at the option of the shareholders.

They shall give rise to the registration of an account opened pursuant to the conditions and methods established under current legal and regulatory provisions, by the issuing company or by a financial broker authorized by the French Minister of the Economy and Finance.

ARTICLE 14.	INDIVISIBILITY OF THE SHARES - BARE OWNERSHIP - BENEFICIAL OWNERSHIP

Shares are indivisible with regard to the company. Indivisible co-owners of shares shall be represented in General Meetings by one of the co-owners or by a joint representative of their choice. In default of an agreement between them on the choice of a representative, this representative shall be designated by order of the President of the Commercial Court, ruling in interlocutory proceedings (référé) at the request of the most diligent joint owner.

The voting right attached to a share belongs to the beneficial owner for Ordinary General Meetings and to the bare owner for Extraordinary General Meetings. However, the shareholders may agree amongst themselves on any other distribution for the exercise of a voting right in General Meetings. In this case, they must send their agreement to the Company by registered letter sent to the head office, the Company being required to respect this agreement for any general meetings held after the expiry of a one-month period following the date of mailing of the registered letter, the postmark being considered proof of the mailing date.

The shareholder’s right to receive company documents or to consult these documents may likewise be exercised by each co-owner of an undivided share, by the beneficial owner, and the bare owner of shares.

ARTICLE 15.	ASSIGNMENT AND TRANSFER OF SHARES

Shares can be freely traded, subject to legal and regulatory provisions.

The ownership of shares issued in registered form shall result from their registration in the name of the owners on the registers maintained for this purpose. Shares that are designated as registered shares may only be traded in the stock exchange where they have first been placed in a management account with an authorized broker.

Shares that are not necessarily in a registered form may be traded in the stock exchange only if they are converted to bearer shares.

Ownership of bearer shares shall result from their registration in a bearer account with an authorized financial broker.

The transfer of registered or bearer shares shall take place, with regard to third parties and the company, by an account-to-account transfer in the accounts of the issuing company or those of the authorized financial broker.

The transfer of shares, free of charge or following death, shall likewise take place by an account-to-account transfer upon the provision of evidence supporting the change in legal conditions.

ARTICLE 16.	RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

Each share gives right, in the profits and the company assets, to a proportion of capital that it represents.

Except where the law or the bylaws stipulate otherwise, each share confers on its owner one vote in the shareholders’ General Meetings.

All shareholders shall have the right to be informed of the Company’s operation and to obtain the communication of certain company documents at the times and in accordance with the conditions established by the law and regulations.

Shareholders shall only sustain losses up to the amount of their contributions.

The possession of a share requires due adherence to the decisions of General Meetings and these bylaws. Transfer shall include all dividends due and not paid or due in future, as well as any share in the reserve funds, save where provisions to the contrary are disclosed to the Company.

Whenever it is necessary to hold a certain number of shares to exercise a right, in the event of an exchange, regrouping, or allocation of shares, or at the time of a capital increase or reduction, a merger, or any other operation, the shareholders holding a number of shares less than that required can only exercise these rights on the condition that they personally arrange to obtain the number of shares required.

SECTION III

ADMINISTRATION AND CONTROL OF THE COMPANY

ARTICLE 17.	BOARD OF DIRECTORS

I. Appointment/removal of directors

The Company is governed by a Board of Directors composed of at least three members and at most eighteen members, subject to the dispensation established by law in the event of merger.

The Board of Directors is composed by seeking a balanced representation of women and men.

During the life of the Company, directors shall be appointed, reappointed, or removed in ordinary general meetings. They may always be re-elected.

The duration of a director position is three (3) years; this position ends at the end of the Ordinary General Meeting called to rule on the annual financial statements for the year just ended and held during the year in which their term of office expires.

A person who has exceeded the age of seventy five years cannot be appointed as director if this person’s appointment has the effect of bringing the number of Board members having surpassed seventy five years to more than one-third of the number of directors. When this limit has been exceeded, the oldest director shall be deemed as having duly resigned.

Directors may or may not be shareholders of the Company.

A Company employee can be appointed director only if his/her employment contract corresponds to an effective job. The number of directors tied to the Company by way of an employment contract cannot exceed one third of the directors in office.

II. Directors as legal entities

Directors may be natural persons or legal entities. In the latter case, upon its appointment, the legal entity is required to designate a permanent representative, who is subject to the same conditions and obligations and who incurs the same civil and criminal liability as if this person was a director in his/her own name, without prejudice to the joint and several liability of the legal person that he/she represents. The permanent representative of a legal entity director is subject to the age conditions pertaining to directors as natural persons.

The term of office of the permanent representative designated by the legal entity appointed as director is given to him/her for the duration of the latter’s term of office.

Where the legal entity revokes the term of office of its permanent representative, the legal entity is required to provide the Company, without delay and by registered letter, this revocation as well as the identify of its new permanent representative. The same is applicable in the event of the death or resignation of the permanent representative.

Designation of the permanent representative and discontinuation of his/her term of office are subject to the same publication formalities applicable as if he/she had been a director in his/her own name.

III. Vacancy, death, resignation

In the event of a vacancy, due to death or resignation, of one or more director positions, the Board of Directors may, between two general meetings, proceed with temporary appointments.

Where the number of directors has become lower than the legal minimum, the remaining directors shall immediately call an Ordinary General Meeting with a view to supplementing the Board’s numbers.

Temporary appointments made by the Board are subject to ratification at the next ordinary general meeting. In the absence of such ratification, the resolutions made and acts performed by the Board prior to this meeting nevertheless remain valid.

In the event of absence of a director at more than four consecutive Board of Directors’ meetings, this director shall be considered as having duly resigned.

ARTICLE 18.	ORGANIZATION OF THE BOARD

The Board of Directors shall elect a chairman from among its members, the chairman being a natural person, on penalty of invalidity of this appointment. It shall determine the chairman’s remuneration. Any person older than seventy five years of age may not be appointed chairman. Where the chairman in office comes to surpass this age, he/she shall be deemed as having duly resigned.

The chairman is appointed for a duration that cannot exceed that of his/her director mandate. He/she may be re-elected. The Board of Directors may remove the chairman at any time.

The Board may likewise appoint a Vice President from among its members who are natural persons, and he/she shall preside over Board meetings in the Chairman’s absence.

The Board may designate, within a maximum limit of two, one or more observers who are natural persons, whether directors or not, and who are 65 years of age at most at the day of their appointment. These observers are appointed for a duration of two years.

These observer positions shall be fulfilled free of charge. The observers shall be summoned to all meetings of the Board of Directors, and shall take part in deliberations for consultation purposes only. In its relations with the Board of Directors, the observers shall perform a general mission of consultation and supervision.

ARTICLE 19.	BOARD DELIBERATIONS

The Board of Directors shall meet as often as the Company’s interests so require, upon summons by its chairman or the managing director. Where the Board has not met for more than two months, at least one third of the directors may request that the Chairman of the Board, who is bound by this request, call a Board of Directors’ meeting on a specific agenda.

Summonses shall be given by any means, including verbally.

Meetings shall take place either at the headquarters or at any other location indicated in the summons. The Board may only validly deliberate when at least half of its directors are present.

Decisions shall be made by the majority of members present or represented.

In the event of a tie, the Chairman shall have a casting vote.

Pursuant to the provisions of internal rules established by the Board of Directors, for calculation of the quorum and the majority, the directors participating in a Board meeting by videoconference or other means of telecommunications allowing for identification of the participants and guaranteeing their effective participation shall be deemed present, in compliance with current regulations.

This provision is not applicable for decisions on the annual financial statements, the consolidated financial statements, and preparation of the management report and the management report for the group.

ARTICLE 20.	POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the broad lines of the Company’s business activities and ensures their implementation. Without prejudice to the powers expressly assigned by law to the meeting of shareholders and within the limit of the corporate purpose, the Board of Directors is responsible for all matters relating to the operation of the Company and governs matters concerning the Company through its resolutions.

In relations with third parties, the Company is bound by the actions of the Board of Directors including those not part of the corporate purpose, except where it can prove that the third party knew that such action fell outside this purpose or that it could not ignore it, given the circumstances. The mere publication of the bylaws is not sufficient to constitute such proof.

The Board of Directors shall perform the controls and verifications that it deems appropriate. Each director may arrange for the communication to him/her of all documents and information necessary to the fulfillment of his/her mission.

The Board of Directors may decide on the creation of a study committee responsible for studying matters that the Board of Directors or its Chairman submits to it.

ARTICLE 21.	GENERAL MANAGEMENT

1 -Operating methods

General management is under the responsibility of a natural person appointed by the Board of Directors and holding the title as Chief Executive Officer. This natural person may be the Chairman of the Board of Directors.

The Board of Directors chooses between two operating methods for General Management.

The Board resolution relative to the choice of operating method for the executive division shall be adopted by the majority of directors present or represented. Shareholders and third parties shall be informed of this choice in accordance with the conditions established under current regulations.

2 -General Management

The Chief Executive Officer shall be a natural person selected from among the directors or elsewhere. The duration of the Chief Executive Officer’s term of office is determined by the Board at the time of his/her appointment. However, where the Chief Executive Officer is a director, the duration of his/her term of office cannot exceed that of the director mandate.

Any person older than seventy years of age cannot be appointed as Chief Executive Officer. Where the Chief Executive Officer reaches this age limit, he/she shall be deemed as having duly resigned.

The Chief Executive Officer may be removed by the Board of Directors at any time. Where the removal is decided without just cause, it may result in the payment of damages, except when the Chief Executive Officer holds the position of Chairman of the Board of Directors.

The Chief Executive Officer is vested with the broadest of powers to act in all circumstances in the name of the Company. He shall exercise his powers within the limits of the corporate purpose and without prejudice to the powers that the law expressly assigns to the shareholders and to the Board of Directors.

He represents the Company in its relations with third parties. The Company is committed by the actions of the Chief Executive Officer including those not part of the corporate object, except where it can prove that the third party knew that such action fell outside this purpose or that it could not ignore it, given the circumstances. The mere publication of the bylaws is not sufficient to constitute such proof.

The Board of Directors may limit the powers of the Chief Executive Officer, but these limitations are not binding against third parties.

3 -Deputy Chief Executive Officers

Upon the proposal of the Chief Executive Officer that this position be assumed by the Chairman of the Board of Directors or by another person, the Board of Directors may appoint one or more natural persons assigned to assist the Chief Executive Officer, with the title of Deputy Chief Executive Officer.

The Board of Directors may choose the Deputy Chief Executive Officers from among the directors or elsewhere, and cannot appoint more than five (5) persons.

The age limit is set at seventy (70) years of age. Where a Deputy Chief Executive Officer reaches this age limit, he/she shall be deemed as having duly resigned.

The Deputy Chief Executive Officers may be removed at any time by the Board of Directors, upon such proposal by the Chief Executive Officer. Where such removal is decided on without just cause, it may result in the payment of damages.

Where the Chief Executive Officer ceases or is unable to perform his/her duties, the Deputy Chief Executive Officer shall retain, except where decided otherwise by the Board, their duties and powers until the appointment of a new Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors shall determine the extent and duration of powers granted to the Deputy Chief Executive Officers. The Deputy Chief Executive Officers shall have, in relation to third parties, the same powers as the Chief Executive Officer.

ARTICLE 22.	REMUNERATION OF DIRECTORS

1 - A general meeting may allocate to the directors, in remuneration for their activity and in the form of attendance fees, a fixed annual sum, the amount of which shall be reported under operating expenses and shall remain so until a decision is made to the contrary. Its distribution among the directors shall be determined by the Board of Directors.

2 - The Board of Directors shall determine the remuneration for the Chairman of the Board of Directors, the Chief Executive Officer, and the Deputy Chief Executive Officers. This remuneration may be fixed and/or proportional.

ARTICLE 23.	PLURALITY OF TERMS OF OFFICE

The limitation on the plurality of terms of office as director and Chief Executive Officer applies in accordance with the conditions and subject to the derogations established by law.

ARTICLE 24.	REGULATED AGREEMENTS

Any regulated agreement made either directly or through a third party between the Company and one of its directors, its chief executive officer, one of its deputy chief executive officers, one of its shareholders representing more than 10% of the voting rights, or, for a shareholder that is a company, the company controlling it pursuant to article L.233-3 of the French Commercial Code, must receive prior approval of the Board of Directors.

The same applies to agreement for which one of the entities referred to in the preceding paragraph has an indirect interest, as well as any agreement entered into between the Company and a business where the chief executive officer, one of the deputy chief executive officer or one of the directors of the Company is the owner, shareholder with unlimited liability, manager, director, member of the supervisory board, or more generally, executive officer of the said business.

The prior approval of the Board of Directors is justified by proving the benefits of the agreement for the Company, in particular by specifying the financial terms and conditions attached hereto.

The agreements concluded and approved during previous financial years which have been carried out over the last financial year are examined each year by the Board of Directors and transmitted to the Auditors in accordance with the conditions set forth by the law.

The provisions of the preceding paragraphs are not applicable either to agreements pertaining to day-to-day transactions and entered into on arm’s-length terms, or to agreements entered into between two companies, one of which holding, either directly or through a third party, the entire share capital of the other, as the case may be, less the minimum number of shares required to comply with article 1832 of the French Civil Code or with articles L.225-1 and L.226-1 of the French Commercial Code.

The report set forth in article L.225-102 of the French Commercial Code mentions, except when they are agreements pertaining to day-to-day transactions and entered into on arm’s-length terms, the agreements made either directly or through a third party, between, on the one hand and as the case may be, the chief executive officer, one of the deputy chief executive officer, one of the directors, or one of the shareholders representing more than 10% of the voting rights, and, on the other hand, another company in which the Company holds, directly or indirectly, more than half of the share capital.

ARTICLE 25.	AUDITORS

One or more statutory Auditors shall be appointed and shall perform their audit assignment in conformity with the law.

Their permanent assignment, to the exclusion of any involvement in the Company’s management, is to review the Company’s books and financial figures and to verify the accuracy and fairness of the corporate financial statements.

One or more deputy Auditors shall be appointed, who shall be called upon to replace any statutory Auditors in the event of an impediment, rejection, resignation, or death.

SECTION IV

SHAREHOLDERS’ MEETINGS

ARTICLE 26.	NATURE OF THE MEETINGS

Shareholder decisions shall be made in General Meetings.

Ordinary General Meetings are those that are called to make all decisions that do not modify the bylaws.

Extraordinary General Meetings are those called to decide on or authorize direct or indirect modifications to the bylaws.

The resolutions of General Meetings are binding upon all shareholders, including those who are absent, dissenting, or incompetent.

ARTICLE 27.	SUMMONSES AND GENERAL MEETINGS OF SHAREHOLDERS

All shareholders have the right to participate in General Meetings or to arrange for their representation in accordance with the conditions established by law.

General Meetings are called either by the Board of Directors or by the statutory Auditors, or by a representative designated by the President of the Commercial Court in an interim ruling upon request of one or more shareholders constituting at least one tenth of the capital or, in an emergency, upon request of the Works Council.

Where the Company’s shares are admitted for trading on a regulated market or where all its shares are not registered, it is required, at least thirty-five (35) days prior to any meeting, to publish in the French Bulletin des Annonces Légales Obligatoires (BALO) a meeting notice containing the information outlined in current regulations.

The summons to a General Meeting is made by a notice in a newspaper authorized to publish legal notices in the French administrative department where the head office is located, and a notice, furthermore, in the Bulletin des Annonces Légales et Obligatoires (BALO).

However, the notices outlined in the previous paragraph may be replaced by a summons made, at the Company’s expense, by simple or registered letter sent to each shareholder. This summons may likewise be sent by a means of electronic telecommunications implemented in accordance with regulatory conditions.

Meetings shall take place at the head office or at any other location indicated in the notice of summons.

General Meetings shall be composed of all the shareholders, whatever the number of shares they hold.

Participation in General Meetings, in any form whatsoever, is subject to the registration or recording of shares in accordance with the conditions and timelines established under current regulations. The Board of Directors has the option to accept voting forms and proxies arriving at the Company after the deadline established under current regulations.

The Board of Directors has the option to decide, at the time a meeting is called, whether the shareholders may participate and vote in any meetings by video conference or any other means of telecommunications or electronic transmission (including via the internet), in accordance with the conditions established by the law and regulations applicable at the time of its use. This decision shall be communicated in the meeting notice and the notice of summons published in the Bulletin des annonces légales obligatoires (BALO)

Shareholders who use, for this purpose and within the required timelines, the electronic voting form offered on the web site arranged by the coordinator of the shareholders’ meeting shall be considered equivalent to the shareholders present or represented. The submission and signature of the electronic form may be directly performed on this website through any process approved by the Board of Directors and meeting the conditions defined under paragraph two, sentence one of article 1316-4 of the French Civil Code, i.e., the usage of a reliable identification process guaranteeing a link with the form, which can particularly consist of an identifier and a password.

The proxy or the vote thus expressed prior to the meeting by any means of telecommunications or electronic transmission, as well as the acknowledgment of receipt that is given in such case, shall be considered a fully irrevocable and enforceable submission, it being specified that, in the event of a transfer of shares taking place prior to the second (2nd) business day preceding the shareholders’ meeting at midnight, Paris time, the Company shall consequently invalidate or modify, as applicable, the proxy or the vote expressed prior to the meeting by any means of telecommunications.

ARTICLE 28.	AGENDA

The agenda for Meetings is provided by the person issuing the summons.

One or more shareholders, representing at least the portion of share capital required and acting in accordance with the conditions and timeframes established by law, have the right to request, by registered letter with request for acknowledgment of receipt or by electronic telecommunications, the inclusion of points or draft resolutions on a Meeting agenda.

The Works Council may likewise request that draft resolutions be included on a Meeting agenda.

Shareholders’ meetings cannot deliberate on a matter that is not included on the agenda, which cannot be modified in the event of a second summons. Such meetings may nevertheless, in all circumstances, remove one or more members of the Board of Directors and proceed with their replacement.

ARTICLE 29.	HOLDING OF MEETINGS - CHAIR COMMITTEE - MINUTES

Meetings shall be presided over by the chairman of the Board of Directors or, in his absence, by a deputy chairman or by a director specially appointed for this purpose by the Board. Failing this, the shareholders’ meeting shall itself designate its meeting chairman.

In the event of a summons by a statutory Auditor or by an agent appointed by the court, the Meeting shall be presided over by the person issuing the summons.

The two shareholders, present and accepting such duties, representing, both for themselves and as representatives, the largest number of votes shall act as scrutineers and vote counters.

The chair committee thus established shall designate a secretary, who may be appointed from outside the members of the Meeting.

An attendance sheet shall be kept, in accordance with the conditions established by law.

Resolutions of the General Meetings are recorded in minutes signed by the chair committee members and kept in a special register, in accordance with the law. Copies and extracts of these minutes shall be validly certified in accordance with the conditions established by law.

ARTICLE 30.	QUORUM - VOTE

General Meetings, whether they are ordinary, extraordinary, or mixed, shall deliberate in accordance with the conditions for a quorum and majority as established in the provisions governing them, and shall exercise the powers assigned to them by the law.

The voting right attached to capital or dividend shares is proportional to the portion of capital that they represent. Each share gives the right to one vote.

A double voting right is nevertheless assigned, in accordance with legal conditions, to all shares fully paid up for which evidence is provided of nominal registration for at least two years in the name of the same shareholder, or in the name of a person holding such rights following an inheritance, a sharing of marital property between spouses, or an inter vivos gift granted by a shareholder to his/her spouse or to a relative who is an heir by operation of law, or following a transfer resulting from a merger or a division of a shareholder company.

In the event of a capital increase through the incorporation of reserves, income, or issue premiums, the double voting right is granted, upon their issue, to nominal shares granted free of charge to replace the previous shares already receiving such benefit.

The double voting right shall be duly withdrawn from any share having been converted to a bearer share or been subject to a transfer of ownership, except where this transfer results from an inheritance, a sharing of marital property between spouses, or an inter vivos gift granted by a shareholder to his/her spouse or to a relative who is an heir by operation of law, or following a transfer resulting from a merger or a division of a shareholder company.

SECTION V

CORPORATE FINANCIAL YEAR - CORPORATE FINANCIAL STATEMENTS -

ALLOCATION AND DISTRIBUTION OF PROFITS

ARTICLE 31.	CORPORATE FINANCIAL YEAR

The corporate financial year is defined under Article 5.

ARTICLE 32.	INVENTORY - ANNUAL FINANCIAL STATEMENTS - STATEMENT OF FINANCIAL POSITION

Regular accounts of Company operations shall be kept, in conformity with the law and commercial practices.

At the end of each financial year, the Board of Directors shall conduct an inventory of all the assets and liabilities. It shall also prepare the annual financial statements in conformity with the provisions of Part II, Book 1 of the French Commercial Code.

It shall attach to the statement of financial position a statement of sureties, endorsements, and guarantees given by the Company and a statement of collateral pledged by it.

It shall prepare a management report containing the information required by law.

The management report shall include, where applicable, management report for the group where the Company must prepare and publish consolidated financial statements as required law.

Where applicable, the Board of Directors shall prepare accounting estimates as required by the law and regulations.

All these documents shall be provided to the Auditor in accordance with legal and regulatory conditions.

ARTICLE 33.	ALLOCATION AND DISTRIBUTION OF PROFITS

Amounts required by law for allocation to reserves shall be first withdrawn on the profits of each financial year, where applicable, decreased by prior losses.

As such, 5% of profits shall be allocated to establish the legal reserve; this allocation is no longer obligatory when this fund reaches 10% of the share capital; it shall resume its obligatory status when, for any reason, the legal reserve falls below this proportion.

The distributable profits are composed of the annual profits, less any prior losses and amounts allocated to reserves in application of the law or the bylaws, and increased by any profits carried forward.

From these profits, the General Meeting shall determine the portion assignable to shareholders in the form of a dividend, and may deduct the amounts such as it sees fit to transfer to the optional, ordinary, or extraordinary reserve funds, or carry them forward.

However, excluding in the event of a reduction in the capital, no distribution may be made to shareholders where the shareholders’ equity is or would become, following such distribution, lower than the amount of the capital, increased by any reserves for which the law and the bylaws prohibit distribution.

The General meeting may decide on the distribution of amounts withdrawn from optional reserves, either to provide or to supplement a dividend, or by way of an exceptional distribution; in this case, the meeting’s decision shall expressly indicate the reserve items from which such withdrawal shall be made. However, dividends shall be given priority distribution over any distributable profits from the financial year.

Where existing and upon approval of the financial statements by the General Meeting, losses shall be recorded in a special account to be offset by any profits in future financial years, until such losses have been completely discharged.

ARTICLE 34.	PAYMENT OF DIVIDENDS

For all or part of a regularly distributed dividend or interim dividends, the General Meeting may grant shareholders an option between payment in cash or in shares, in accordance with legal conditions. The conditions for payment of dividends in cash shall be set by the General Meeting or, failing this, by the Board of Directors.

ARTICLE 35.	SHAREHOLDERS’ EQUITY AT LESS THAN HALF THE SHARE CAPITAL

Where, due to losses identified in the accounting documents, the shareholders’ equity in the Company falls below half the share capital, the Board of Directors is required, within four months following approval of the financial statements showing these losses, to call the Extraordinary General Meeting for the purpose of deciding whether early dissolution of the Company should take place.

If dissolution is not declared, the Company is required, no later than the end of the second financial year following that in which identification of the losses took place and subject to the provisions of article L. 224-2 of the Commercial Code, to reduce its capital by an amount at least equal to that of the losses that could not be allocated to the reserves where, within this period, the shareholders’ equity has not been reestablished up to a value at least equal to half of the share capital. In the event of non-fulfillment of these requirements, any interested party may seek dissolution of the Company through legal measures. However, the courts may not hand down a dissolution decision if, on the date on which the courts rule on the basis of substance, the situation has been regularized.

SECTION VI

DISSOLUTION - DISPUTES

ARTICLE 36.	DISSOLUTION

Upon expiry of the Company’s established duration or in the event of early dissolution, a general meeting shall decide on the liquidation methods and appoint one or more liquidators, whose powers it shall determine, and who shall perform their duties in compliance with the law.

ARTICLE 37.	DISPUTES

All disputes that arise within the duration of the Company or after its dissolution during liquidation operations, either between the shareholders and the Company’s management and control bodies, or between the shareholders themselves, in regards to business affairs or to the fulfillment of provisions of the bylaws shall be decided on in conformity with the law and submitted to the jurisdiction of the competent Courts.